Brent B. Siler	VIA EDGAR AND FAX
(703) 456-8058
bsiler@cooley.com

January 2, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez

RE:	LipoScience, Inc. Amendment No. 6 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated December 19, 2012 with respect to Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the Registration Statement”). Set forth below is the Company’s response to comment 1 set forth in the Staff’s letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Staff Comment

1.	We note your response to comment 5 of our letter dated November 16, 2012. We also note the statement on page 26 and elsewhere indicating that you voluntarily withdrew your submission and are currently working with the FDA outside of the formal review process to resolve the issues identified by the FDA in connection with your 510(k) application for the HDL-P assay. Please disclose the nature of the FDA issues and how you are working informally with the FDA to resolve them. Also, please clarify how the issues identified by the FDA may affect the timing and type of application submitted to the FDA.

Response to Comment 1:

As noted in our comment response letter to the Staff dated October 23, 2012 in connection with the filing of Amendment No. 5 to the Registration Statement (the “Prior Response Letter”), specifically in the response to comment 2, the FDA’s concerns about the original 510(k) submission related to two clinical studies from which the Company acquired specimens that it tested. The FDA expressed concerns that:

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January 2, 2013

Page Two

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one study involved subjects that were initially evaluated in the early 1990s and, more specifically, the specimens were too old and the criteria used to determine a cardiovascular event during that time period were no longer representative of current medical practice; and

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the second study may have been biased because approximately 16% of the subjects who did not give permission to use their results for commercial purposes had slightly different attributes than the subjects who did give permission to use their results, and consequently the average age, gender, race, and average triglycerides levels of the two groups were not necessarily comparable. The Company at that time could only use specimens from the group of subjects who had previously given such permission.

The Company advises the Staff that, since the submission of the Prior Response Letter, it has communicated with the FDA regarding its proposed resolution to these issues, specifically:

•	the substitution of specimens from a newer study in place of the first study referenced above; and

•	the utilization of all data from the second study referenced above, which the Company is now permitted to do as a result of the subsequent publication of the entire data set.

The Company believes that these changes will address the concerns previously expressed by the FDA. Accordingly, the Company resubmitted the 510(k) premarket notification to the FDA in December 2012.

The Company further advises the Staff that the issues raised by the FDA do not alter the regulatory pathway to commercialization, which remains 510(k) clearance. The Company also notes that it revised the disclosure on page 26 of Amendment No. 6 to reflect its current belief regarding the timing of FDA approval, making clear that its goal is now to have the HDL-P test cleared by the FDA in 2013, as opposed to the first half of 2013 as stated in earlier filings.

The Company also proposes to update its disclosure on pages 25, 26 and 103 in its next amendment of the Registration Statement as set forth on Exhibit A attached to this letter.

* * * *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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January 2, 2013

Page Three

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.
AshokD. Marin, LipoScience, Inc.
Darren K. DeStefano, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

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Exhibit A

In the third quarter of 2011, we submitted a 510(k) premarket notification to the FDA for HDL-P. In March 2012, we voluntarily withdrew that submission and have since worked with the FDA outside of the formal review process to resolve issues identified by the FDA with respect to our submission. Specifically, the FDA raised concerns relating to two clinical studies from which we acquired specimens that we tested to produce data in support of our application. Both studies were conducted by other sponsors and involved large populations. In one case, the FDA expressed concern that the subjects of the study were initially evaluated in the early 1990s and, more specifically, that the specimens were too old and the criteria used to determine a cardiovascular event during that time period were no longer representative of current medical practice. In the second case, the FDA expressed the concern that, because we could only use specimens from the group of subjects who had previously given permission to use their results for commercial purposes, it was possible that this portion of the study population was not representative of the entire population and the results may therefore have been biased.

We resubmitted the 510(k) premarket notification to the FDA, seeking clearance of the HDL-P test, in December 2012. This submission was based on data derived from specimens from a more recent large, third-party clinical study and the complete data set from the study for which FDA had been concerned with bias. We believe these revisions will address the concerns previously expressed by the FDA. However, there can be no assurance that we will obtain clearance for this LDT. We have not yet sought FDA clearance for any other LDTs but currently intend to do so for some of these non-cleared portions of our test. In the event we were to not receive clearance for HDL-P or these other tests, we would plan to continue to offer them as LDTs.

In the third quarter of 2011, we submitted a 510(k) premarket notification to the FDA seeking clearance of the HDL-P test, as performed on our current NMR-based clinical analyzer platform. In March 2012, the FDA notified us that there were issues with our 510(k) submission that will need to be resolved prior to FDA clearance. We voluntarily withdrew our submission and have since worked with the FDA outside of the formal review process to resolve those issues. We resubmitted our 510(k) premarket notification to the FDA in December 2012, seeking clearance of the HDL-P test as performed on our current generation clinical analyzers or using the Vantera system, with a goal of having the HDL-P test cleared by the FDA in 2013. We also intend to submit some of the other currently non-cleared test measurements to the FDA for 510(k) clearance in the first half of 2013.

In the third quarter of 2011, we made a submission to the FDA seeking clearance of one additional test measurement,HDL-P, generated by the NMR LipoProfile test performed on our current NMR-based clinical analyzer platform. In March 2012, we voluntarily withdrew that submission and have since worked with the FDA outside of the formal review process to resolve issues with our submission that were identified by the FDA. We resubmitted the 510(k) premarket notification to the FDA, seeking clearance of the HDL-P test, in December 2012.